UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

inTEST Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-36117 (Commission File Number)	22-2370659 (I.R.S. Employer Identification No.)

804 East Gate Drive, Suite 200 Mt. Laurel, New Jersey (Address of principal executive offices)	08054 (Zip Code)

        Hugh T. Regan, Jr., (856) 505-8800
(Name and telephone number, including area code, of the person to contact in connection with this report)

___________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

inTEST Corporation's (the "Company") Form SD is being filed pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015. The Company conducted an analysis of its products and determined that all of its products (the "Covered Products") contained one or more "conflict minerals" as defined in Item 1.01(d)(3) of Form SD. After exercising due diligence, the Company determined that it could not yet determine whether or not the conflict minerals in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country, as defined in Item 1.01(d)(1) of Form SD, and, if so, whether the conflict minerals were from recycled or scrap sources or were or were not from other conflict free sources. Consequently, we determined that these products are "DRC conflict undeterminable" as defined in Item 1.01(d)(5) of Form SD.

Conflict Minerals Disclosure

The Company is filing herewith as Exhibit 1.01 its Conflict Minerals Report. The Conflict Minerals Report is publicly available at www.intest.com under About Us, Conflict Minerals Report, as well as on the SEC's EDGAR database at www.sec.gov.

Item 1.02  Exhibit

A copy of the Company's Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01  Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

inTEST CORPORATION

By:  /s/ Hugh T. Regan, Jr.                                                        Date:   May 31, 2016
         Hugh T. Regan, Jr.
        Secretary, Treasurer and Chief Financial Officer